EXHIBIT 11


                           CHEUNG LABORATORIES, INC.
                    COMPUTATION OF EARNING (LOSS) PER SHARE


                                Three Months Ended        Nine Months Ended
                                       June 30                  June 30

                                1997          1996        1997         1996


Net (loss) income           ($867,285)   ($330,103)  ($1,910,892)   ($789,664)

Weighted average shares
    outstanding            26,495,072   24,221,487    26,007,435   23,930,090

Net (loss)income per
    common share              ($0.033)     ($0.014)      ($0.073)     ($0.033)


<NOTE>

* Outstanding warrants, options, notes which can be converted into Common Stock, and the 16,000,000 shares retired in October 1996 are not included in the calculation of the per share data.

</NOTE>